United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

Management Nomination Policy

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Purpose: To set principles, criteria and procedures to guide the choice of managers for the positions of members of the Board of Directors, Advisory Committees and Executive Board, and of Officers who report to the Chief Executive Officer, in line with the best practices of corporate governance and applicable law.

Applicability

•  This Policy applies to Vale S.A. (“Vale” or the “Company”); it is mandatory for the Company’s decision-making and advisory bodies and desirable for the shareholders’ nominations that, independently, are submitted to the Shareholders’ Meeting.

•  The separate voting process by the Company’s employees for the election of one (1) principal member and their respective alternate on the Company’s Board of Directors, pursuant to Article 11, paragraph 2, of the By-Laws, will follow its own rules.

General Principles for Nominations

•  The nomination process for the positions of member of the Board of Directors (“Board of Directors”), Advisory Committees (“Committees”) and the Executive Board, Officers who report directly to the Chief Executive Officer (“Executive Board”) and Vale’s Compliance Officer must adhere to the provisions of the By-Laws, the Internal Rules of the respective body, the Code of Conduct, this Management Nomination Policy (“Policy”) and applicable legislation.

•  The following minimum qualifications are required to hold the position of member of the Board of Directors and Committees, and of the Executive Board: (i) not be prevented by special law, or convicted of crimes of bankruptcy, malfeasance, kickback or bribery, corruption, embezzlement, crimes against consumers, public faith or property, or a criminal sentence that prohibits, even temporarily, access to public offices; (ii) not having been declared prevented by an act of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM); (iii) not having exercised an elective mandate in the Executive or Legislative Branch during the last three (3) years; (iv) unblemished reputation; (v) be in line with and committed to Vale’s mission, values and Code of Conduct; (vi) not having a conflicting interest of a structural nature with the Company, except, when applicable, as exempted by the Shareholders’ Meeting; and (vii) not holding positions in companies that may be considered competitors in the market, especially in advisory, management or fiscal councils, except when exempted by the Shareholders’ Meeting, and for the positions on the Executive Board.

•  In addition, for the members of the Board of Directors and Committees, the following characteristics and abilities must be considered: (i) outstanding professional experience; (ii) strategic vision; (iii) availability of time to hold the position; (iv) communication skills; and (v) the ability to work as a team.

Criteria for identifying and evaluating candidates for the Board of Directors and Committees

•  The Board of Directors will be advised by the Nomination Committee and the Personnel and Governance Committee to identify and evaluate candidates, as described below:

–         The Nomination Committee is responsible for (a) assessing and recommending to the Board of Directors the adjustment to the best practices of corporate governance regarding the structure, size and composition of the Board of Directors, as well as the balance of experience, knowledge and diversity of profiles of its members, considering the needs of the Board of Directors and also to compose the other Committees; and (b) identifying and recommending potential candidates for members of the Board of Directors to be submitted by the Board of Directors to the Shareholders’ Meeting for election, provided that the nomination of independent and external members of the Nomination Committee is prohibited, and in accordance with the criteria and guidelines established in Vale’s Nomination Policy;

Management Nomination Policy

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–         The Personnel and Governance Committee is responsible for (a) evaluating and recommending to the Board of Directors the adjustment to best practices of corporate governance concerning the structure, size and composition of the Board of Directors and Executive Board, as well as the balance of experiences, knowledge and diversity of the profiles of their members; (b) identifying and recommending to the Board of Directors potential candidates to be members of the Committees, the Compliance Officer and the Chief Executive Officer; and (c) evaluating the nomination, by the Chief Executive Officer to the Board of Directors, of candidates to the other positions of the Executive Board.

•  The Nomination Committee and the Personnel and Governance Committee, to perform the duties mentioned above, may engage external consultants, always subject to the provisions of this Policy.

•  The Board of Directors may, based on the recommendation of the Nomination Committee, disclose to the market the desirable profile of the candidate to be an independent member of the Board of Directors who will best meet the needs of the Company with regard to the complementarity of abilities and the diversity of knowledge, experiences, behaviors, cultural aspects, age group, gender, racial and ethnic aspects, to allow the Company to benefit from the plurality of arguments and a high-quality and safe decision-making process in the next management term.

•  The Board of Directors shall issue a statement regarding the adherence of each candidate to the position of member of the Board of Directors to the desirable profile that was disclosed and as to whether or not they meet the criteria for independence and this Policy. This statement will be included in the Manual for Participation in the Shareholders’ Meeting, in the items dealing with the Management Proposal, subject to the provisions in the chapter below.

•  In the case of reelection of a member of the Board of Directors and of the Committees, the Nomination Committee or the Personnel and Governance Committee, as the case may be, should take into account the result of the last annual evaluation of each body, the attendance of the member in the meetings, the minimum percentage of which is 75%, except in the case of sick leave, and loss of independence or adherence to the minimum qualifications mentioned above, as applicable.

Criteria for identifying and evaluating candidates for the Executive Board

•  In the succession process for the Chief Executive Officer, the terms of the Chief Executive Officer Succession Policy (POL-0026-G) must be observed.

•  The Chief Executive Officer shall select and nominate, with the support of the Personnel Board, candidates for positions on the Executive Board. These candidates, in addition to being in line with the Code of Conduct and the general principles for nomination provided for in this Policy (except for the minimum qualification provided for in item (vii) of the General Principles for Nomination), must have renowned knowledge and specialization compatible with the position for which were nominated and skills to implement the strategies, face the challenges and achieve the objectives of the Company.

•  The Chief Executive Officer will take into consideration, for the positions of the Executive Board, the names of potential internal candidates mapped in the Company’s Succession Plan.

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Management Nomination Policy

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•  The Board of Directors will be advised by the Personnel and Governance Committee, which will be responsible for (a) supporting the Board in the selection process of the Chief Executive Officer, subject to the terms of the Chief Executive Officer Succession Policy and the Succession Plan, which can also be supported by external consultants; and (b) evaluating the nomination, by the Chief Executive Officer to the Board of Directors, of candidates to the other positions of the Executive Board.

Classification of independent member

•  All members who qualify accordingly under the Novo Mercado Listing Rules of B3 S.A. - Brasil, Bolsa, Balcão will be considered independent members.

•  The classification of the independent director must consider their relationship: (i) with the Company, its direct or indirect controlling shareholder and its managers; and (ii) with companies controlled by, affiliated with or under common control of the Company.

•  Objective list for losing independence: For the purposes of verifying the status of the independent director, an independent director is not considered to be someone who: (i) is a direct or indirect controlling shareholder of the Company; (ii) has their voting exercise at the Board of Directors’ meetings bound by a shareholders’ agreement regarding related to the Company; (iii) is a spouse, partner or relative, direct or collateral, up to the second degree, of the controlling shareholder, a manager of the Company or a manager of the controlling shareholder; and (iv) was, in the last three years, an employee or officer of the Company or its controlling shareholder.

•  Subjective list for losing independence: For the purposes of verifying the status of the independent director, the situations described below must be analyzed in order to verify whether they imply loss of independence of the independent director due to the characteristics, magnitude and extent of the relationship: (i) they are a relative, up to the second degree, of the controlling shareholder, a manager of the Company or manager of the controlling shareholder; (ii) they were, in the last three years, an employee or officer of affiliated, controlled or jointly controlled companies; (iii) they have commercial relations with the company, with its controlling shareholder or with related, controlled or jointly controlled companies; (iv) they hold a position in a company or entity that has commercial relations with the Company or with its controlling shareholder that has decision-making power in conducting the activities of said company or entity; (v) they receive other compensation from the Company, its controlling shareholder, affiliated, controlled or jointly controlled companies in addition to that relating to their performance as a member of the Board of Directors or Committees of the Company, its controlling shareholder, its affiliated, controlled companies or companies common control, except for cash earnings from equity interest in the company’s capital stock and benefits from supplementary pension plans.

•  The classification of the candidate nominated to the Board of Directors as an independent director will be decided by the Shareholders’ Meeting, which may base its decision: (i) on the statement, forwarded by the nominee to the Board of Directors, attesting to their compliance with the independence criteria established in this Policy, contemplating the respective justification, if any of the situations provided for in the above subjective list is verified; and (ii) in the statement from the Company’s Board of Directors, inserted in the management’s proposal regarding the Shareholders’ Meeting for the election of managers, regarding the candidate’s adherence to the independence criteria.

•  The procedure for the classification of an independent member of the Board of Directors provided for in the item above does not apply to nominations of candidates for members of the Board of Directors: (i) who do not meet the deadline for the inclusion of candidates on the absentee ballot, as provided in the CVM’s regulations; and (ii) who are subject to a separate vote.

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Management Nomination Policy

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Miscellaneous

•  In order to substantiate the nomination process provided for in this Policy, candidates for members of the Board of Directors, Committees and/or Executive Board must undergo a background check (public information check) that will be conducted by Corporate Integrity. Any relevant information found will be brought to the attention of the Nomination Committee or the Personnel and Governance Committee, as the case may be, which should assess the nomination or recommendation of the candidate.

•  The nominated members of the Board of Directors and Committees undertake to provide and sign all documents necessary for taking office, under the terms of the applicable legislation and Vale’s internal rules.

•  After taking office, the managers must immediately inform Vale if they subsequently occupy a management, advisory or fiscal position in any other entity, as well as if an event has occurred that affects their adherence to the minimum qualifications, and, when applicable, their classification as an independent member.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: September 21, 2020	Head of Investor Relations